BMC STOCK HOLDINGS, INC. Q3 2020 Earnings November 3, 2020 Filed by BMC Stock Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: BMC Stock Holdings, Inc. Filer’s SEC File No.: 001-36050 Date: November 3, 2020

Non-GAAP (Adjusted) Financial Measures Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income and Adjusted diluted earnings per share are intended as supplemental measures of the Company’s performance that are not required by, or presented in accordance with, GAAP. The Company believes that Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income and Adjusted diluted earnings per share provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and operating results. Adjusted EBITDA is defined as net income plus interest expense (income), income tax expense, depreciation and amortization, merger and integration costs, non-cash stock compensation expense, acquisition costs and other items. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net sales Adjusted net income is defined as net income adjusted for merger and integration costs, non-cash stock compensation expense, acquisition costs, other items and after-tax effecting those items. Adjusted diluted earnings per share is defined as Adjusted net income divided by diluted weighted average shares. Company management uses Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income and Adjusted diluted earnings per share for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. Adjusted EBITDA is used in monthly financial reports prepared for management and the board of directors. The Company believes that the use of Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income and Adjusted diluted earnings per share provide additional tools for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other distribution and retail companies, which may present similar non-GAAP financial measures to investors. However, the Company’s calculation of Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income and Adjusted diluted earnings per share are not necessarily comparable to similarly titled measures reported by other companies. Company management does not consider Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income and Adjusted diluted earnings per share in isolation or as alternatives to financial measures determined in accordance with GAAP. The principal limitation of Adjusted EBITDA and Adjusted net income is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. Some of these limitations are: (i) Adjusted EBITDA and Adjusted net income do not reflect changes in, or cash requirements for, working capital needs; (ii) Adjusted EBITDA does not reflect interest expense, or the requirements necessary to service interest or principal payments on debt; (iii) Adjusted EBITDA does not reflect income tax expenses or the cash requirements to pay taxes; (iv) Adjusted net income and Adjusted EBITDA do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; (v) although depreciation and amortization charges are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA and Adjusted net income do not reflect any cash requirements for such replacements and (vi) Adjusted net income and Adjusted EBITDA do not consider the potentially dilutive impact of issuing non-cash stock-based compensation. In order to compensate for these limitations, management considers Adjusted EBITDA and Adjusted net income in conjunction with GAAP results. Net debt is a non-GAAP measure that represents long-term debt and the current portion of long-term debt less cash and cash equivalents. Management uses net debt as one of the means by which it assesses financial leverage, and it is therefore useful to investors in evaluating the Company’s business using the same measures as management. Net debt is also useful to investors because it is often used by securities analysts and other interested parties in evaluating the Company’s business. Net debt does however have certain limitations and should not be considered as an alternative to or in isolation from long-term debt or any other measure calculated in accordance with GAAP. Other companies, including other companies in the Company’s industry, may not use net debt in the same way or may calculate it differently than as presented herein. Certain guidance contained in this presentation is provided on a non-GAAP basis and cannot be reconciled to the most directly comparable GAAP measure without unreasonable effort because of the unpredictability of the amounts and timing of events affecting the calculations. For example, stock-based compensation, amortization of intangible assets, acquisition related costs and restructuring costs are all impacted by the timing and size of potential future actions, which are difficult to predict. In addition, from time to time, the Company excludes certain items that occur infrequently, which are also inherently difficult to predict and estimate. It is also difficult to predict the tax effect of the items the Company excludes and to estimate certain discrete tax items, like the resolution of tax audits or changes to tax laws. Material changes to any one of the exclusions could have a significant effect on the Company’s guidance and future GAAP results.

Cautionary Notice Regarding Forward-Looking Statements This communication, in addition to historical information, contains “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of BMC Stock Holdings, Inc. (“BMC”) and Builders FirstSource, Inc. (“Builders FirstSource”). Words such as “may,” “will,” “should,” “plans,” “estimates,” “predicts,” “potential,” “anticipate,” “expect,” “project,” “intend,” “believe,” or the negative of these terms, and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Any forward-looking statements involve risks and uncertainties that are difficult to predict or quantify, and such risks and uncertainties could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including risks, or uncertainties related to the novel coronavirus disease 2019 (also known as “COVID-19”) pandemic and its impact on the business operations of BMC and Builders FirstSource and on local, national and global economies, the growth strategies of BMC and Builders FirstSource, fluctuations of commodity prices and prices of the products of BMC and Builders FirstSource as a result of national and international economic and other conditions, or the significant dependence of both companies’ revenues and operating results on, among other things, the state of the homebuilding industry and repair and remodeling activity, lumber prices and the economy. Neither BMC nor Builders FirstSource may succeed in addressing these and other risks or uncertainties.   Forward-looking statements relating to the proposed business combination between BMC and Builders FirstSource include, but are not limited to: statements about the benefits of the proposed business combination between BMC and Builders FirstSource, including future financial and operating results; the plans, objectives, expectations and intentions of BMC and Builders FirstSource; the expected timing of completion of the proposed business combination; and other statements relating to the proposed merger that are not historical facts. Forward-looking statements are based on information currently available to BMC and Builders FirstSource and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed business combination between BMC and Builders FirstSource, these factors could include, but are not limited to: the risk that BMC and Builders FirstSource may be unable to obtain governmental and regulatory approvals required for the business combination, or that required governmental and regulatory approvals may delay the business combination or result in the imposition of conditions that could reduce the anticipated benefits from the proposed business combination or cause the parties to abandon the proposed business combination; the risk that a condition to closing of the business combination may not be satisfied, including as a result of the failure to obtain approval of stockholders of BMC and Builders FirstSource on the expected terms and schedule or at all; the length of time necessary to consummate the proposed business combination, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed business combination may not be fully realized or may take longer to realize than expected; the assumptions on which the parties’ estimates of future results of the combined business have been based may prove to be incorrect in a number of material ways, which could result in an inability to realize the expected benefits of the proposed business combination or exposure to material liabilities; the diversion of management time on issues related to the business combination; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company may be different from what the parties expect; economic and foreign exchange rate volatility; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential effect of the announcement or consummation of the proposed business combination on relationships with customers, suppliers, competitors, lenders, landlords, management and other employees; the ability to attract new customers and retain existing customers in the manner anticipated or at all; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; certain restrictions during the pendency of the business combination that may affect the ability of BMC and Builders FirstSource to pursue certain business opportunities or strategic transactions; and the potential of international unrest, economic downturn or effects of anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs.

Cautionary Notice Regarding Forward-Looking Statements Additional information concerning other risk factors pertaining to BMC and Builders FirstSource is also contained in the parties’ respective most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the Securities and Exchange Commission (the “SEC”). Many of these risks and uncertainties are beyond BMC’s or Builders FirstSource’s ability to control or predict. Because of these risks and uncertainties, you should not place undue reliance on these forward-looking statements. It is not possible to anticipate or foresee all risks and uncertainties, and investors should not consider any list of risks and uncertainties to be exhaustive or complete. Furthermore, neither BMC nor Builders FirstSource undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the earnings per share of the common stock of BMC or of the common stock of Builders FirstSource for the current or any future financial years, or the earnings per share of the common stock of the combined company, will necessarily match or exceed the historical published earnings per share of the common stock of BMC or Builders FirstSource, as applicable. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. All subsequent written and oral forward-looking statements concerning BMC, Builders FirstSource, the proposed business combination, the combined company or other matters and attributable to BMC, Builders FirstSource or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.   Additional Information and Where to Find It   In connection with the proposed business combination, Builders FirstSource filed with the SEC on October 8, 2020 a registration statement on Form S-4 (the “Registration Statement”) that includes a prospectus with respect to the shares of common stock to be issued by Builders FirstSource in the business combination and a joint proxy statement for BMC’s and Builders FirstSource’s respective stockholders (the “Joint Proxy Statement”). This Registration Statement has not yet been declared effective and the Joint Proxy Statement included therein is in preliminary form. Each of BMC and Builders FirstSource will send the definitive Joint Proxy Statement to its stockholders and may file other documents regarding the business combination with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement, or any other document that BMC or Builders FirstSource may send to its stockholders in connection with the proposed business combination. This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. INVESTORS AND SECURITY HOLDERS OF BMC AND BUILDERS FIRSTSOURCE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BMC, BUILDERS FIRSTSOURCE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders of BMC and Builders FirstSource may obtain free copies of the Registration Statement, the Joint Proxy Statement, and other documents (including any amendments or supplements thereto) containing important information about BMC and Builders FirstSource filed with the SEC, through the website maintained by the SEC at www.sec.gov. BMC and Builders FirstSource make available free of charge at ir.buildwithbmc.com and investors.bldr.com, respectively, copies of materials they file with, or furnish to, the SEC.

Net Sales ($M) Adj. EBITDA1 ($M) & Margin1 (%) Record THIRD quarter 2020 results Driven by steadfast execution of strategy AND INFLATION, while accelerating productivity and structural cost savings Q3 2020 Highlights Net sales increased 13.1%, primarily driven by price inflation and acquisitions Gross profit improved by 7.2% to a record $273.1 million SG&A expenses as a percent of net sales declined 190 basis points to 17.9% Diluted EPS increased 32.0% to $0.66 and Adjusted net income per diluted share1 increased 44.8% to a record $0.84 Adjusted EBITDA1 improved by 32.9% to a record $99.2 million and Adjusted EBITDA margin1 increased 140 basis points to 9.1% CAGR: 6.2% CAGR: 13.1% 1 Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Diluted EPS are non-GAAP financial measures. See Non-GAAP (Adjusted) Financial Measures pages of this presentation for definitions thereof and the Appendix to this presentation for a reconciliation thereof to net income, the most directly comparable GAAP measure.

Sharpening the Focus on Our Growth Strategies SOLID BALANCE SHEET PROVIDES FOUNDATION FOR GROWTH Organic Growth of Value-Added Products and Segments Balance Customer Portfolio Maximize Single Family Potential Grow Multi-Family in Select Markets Grow Pro Remodeling Segment Increase Mix of Value-Added Products: READY-FRAME Millwork Windows Doors Components 01 Deliver Operational Excellence with the BMC Operating System Best-in-Class Customer Service Optimize Profitability Profitable Pricing Purchasing Rigor SG&A Optimization Drive Continuous Improvement 02 Building High-Performing Culture Performance Management BMC Leadership Academy Talent Development Recruiting College Graduate Management Training Program Safety 03 Pursue Strategic Expansion Areas of Focus for Tuck-in Acquisitions Value-Added Products Pro Remodel Improved Local Scale Expand Geographically 04 STRATEGIC PRIORITIES Achieve Industry-Leading Financial Performance through Customer Service Leadership and Operational Excellence

Q3 2020 FINANCIAL RESULTS Q3 Sales Bridge ($m) Q3 Adjusted EBITDA1 Bridge ($m) Q3 2020 Commentary Total 3Q20 net sales increase of 13.1% 10.0% growth from inflation 3.5% from acquisitions 0.6% from Core Organic Growth2 (1.0%) from closed facilities Double-digit sales growth in Single-family homebuilders and Remodeling segments Net sales came in higher than expected due to accelerating commodity price inflation Gross profit up 7.2% to a record $273.1M 3Q Adjusted EBITDA Margin1 increased 140 basis points to 9.1% Other operating improvements were primarily driven by reductions in SG&A 1 Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures. See Non-GAAP (Adjusted) Financial Measures pages of this presentation for definitions thereof and the Appendix to this presentation for a reconciliation to net income, the most directly comparable GAAP measure. 2 Core Organic Growth is calculated as the total change in net sales excluding the estimated impact of changes in commodity-related prices, the net sales of non-comparable acquired or closed operations and changes in selling days, as applicable.

DOUBLE-DIGIT SALES GROWTH IN OCTOBER; MERGER PROCEEDING ON SCHEDULE October 2020 The Company continues to see strong underlying demand in the single-family and remodeling sectors Most builders are seeing increased buyer traffic and new home orders The Company’s business momentum continued in October 2020 reflecting another month of double-digit sales growth as compared to the prior year period The team is highly focused on generating cashflow, reducing operating expenses and maintaining strong liquidity Builders FirstSource and BMC Merger Proceeding On Schedule On August 27, 2020, Builders FirstSource, Inc. and BMC announced that they entered into a definitive merger agreement under which Builders FirstSource and BMC will combine in an all-stock merger transaction to create the nation’s premier supplier of building materials and services. Under the terms of the agreement, which was unanimously approved by the Boards of Directors of both companies, BMC shareholders will receive a fixed exchange ratio of 1.3125 shares of Builders FirstSource common stock for each share of BMC common stock. Upon completion of the merger, existing Builders FirstSource shareholders will own approximately 57% and existing BMC shareholders will own approximately 43% of the combined company on a fully diluted basis. The merger is expected to be tax free for U.S. federal income tax purposes. The transaction is expected to close in late 2020 or early 2021, subject to, among other things, the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as other customary closing conditions. The transaction requires the approval of shareholders of both Builders FirstSource and BMC.

Appendix

Net sales by product category & customer type

Reported (GAAP) Income Statement (a) Represents system integration and other costs related to the integration of Building Materials Holding Corporation and Stock Building Supply Holdings, Inc. as a result of the 2015 merger transaction.

Reconciliation of Non-GAAP Items Adj. EBITDA, Net Debt & Net Debt to LTM Adj. EBITDA Ratio (a) Represents costs for acquisitions and related integration costs, as well as system integration and other costs related to the integration of Building Materials Holding Corporation and Stock Building Supply Holdings, Inc. as a result of the 2015 merger transaction (which have been separately called out in historical presentations), as well as expense incurred related to pending litigation, costs incurred in connection with the departure of the Company’s former chief executive officer and the search for and appointment of his permanent replacement and income related to the final settlement of insurance claims made by the Company for a fire at one of the Company's facilities.

Reconciliation of Non-GAAP Items Adj. Net Income and Adj. Diluted EPS Represents costs for acquisitions and related integration costs, as well as system integration and other costs related to the integration of Building Materials Holding Corporation and Stock Building Supply Holdings, Inc. as a result of the 2015 merger transaction (which have been separately called out in historical presentations). For the three months ended September 30, 2020, represents asset impairment and other charges related to the closure or relocation of the operations of certain of the Company’s facilities, which were not related to the COVID-19 pandemic, and severance expense related to permanent headcount reductions due to the impact of the COVID-19 pandemic. For the three months ended September 30, 2019, represents asset impairment charges and the effect of certain customary post-closing adjustments related to the November 1, 2018 disposition of the Company’s Coleman Floor business. For the three months ended September 30, 2019, represents out of period income tax expense (“Income Tax Adjustment”). The tax effect of adjustments to net income was based on the respective transactions’ income tax rate, which was 23.4%, and 23.6% for the three months ended September 30, 2020 and 2019, respectively. The tax effect of adjustments to net income excludes non-deductible merger-related costs of $5.3 million for the three months ended September 30, 2020 and the Income Tax Adjustment for the three months ended September 30, 2019.